Chaia Mount Vernon
Statement of Cash Flows
January through December 2019

	Jan - Dec 19
OPERATING ACTIVITIES	
Net Income	-454,165.79
Adjustments to reconcile Net Income	
to net cash provided by operations:	
1201 · Credit Card Receivable	-1,363.24
1250 · 3PM Receivables	-4,042.79
1300 · Inventory Asset	-7,422.60
1400 · Prepaid Expenses	13,236.15
2000 · Accounts Payable (A/P)	-29,064.12
2100 · AmEx Credit Card (-61000)	1,022.42
2150 · CapOne Spark Credit Card (1586)	17,778.79
2400 · Payroll Liabilites:2410 · Payroll Accruals:2411 · Accrued Wages	3,088.77
2400 · Payroll Liabilites:2410 · Payroll Accruals:2412 · Accrued Payroll Taxes	448.27
2400 · Payroll Liabilites:2420 · Tips Payable	448.61
2510 · Deferred Rent	21,532.50
2600 · Gift cards	4,097.02
2702 · Due to/from Suzanne Simon	5,949.15
2703 · Due to/from Chaia Georgetown	79,973.99
2704 · Due to/from Chaia LLC	14.20
2750 · Loan from Intuit	14,050.16
Net cash provided by Operating Activities	-334,418.51
INVESTING ACTIVITIES	
1500 · Fixed Assets:1505 · Leasehold Improvements	13,257.03
1500 · Fixed Assets:1510 · Furniture & Fixtures	-3,122.09
1500 · Fixed Assets:1520 · Equipment	-19,752.34
1500 · Fixed Assets:1599 · Accumulated Depreciation	58,969.00
1800 · Pre-Opening Costs	-11,188.55
1810 · Organizational Costs	5,000.00
1899 · Accumulated Amortization	6,294.00
Net cash provided by Investing Activities	49,457.05
FINANCING ACTIVITIES	
2810 · M&T Loan	-15,267.84
2820 · Loan Payable - Navitas (Toast)	10,116.45
2830 · Sales Tax Payable Pmt Plan	43,249.93
Net cash provided by Financing Activities	38,098.54
Net cash increase for period	-246,862.92
Cash at beginning of period	249,354.58
Cash at end of period	**2,491.66**